Alpha Architect ETF Trust

213 Foxcroft Road

Broomall, Pennsylvania 19008

December 23, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust

Withdrawal of Post-Effective Amendment No. 91 on Form N-1A (Accession No. 0001829126-21-011950)

(File Nos. 333-195493 and 811-22961)

Ladies and Gentlemen:

On behalf of Alpha Architect ETF Trust (the “Registrant”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), filed via EDGAR with the Securities and Exchange Commission (the “Commission”) on October 13, 2021 (“PEA No. 91”).

The Registrant respectfully requests that PEA No. 91 be withdrawn because the Registrant does not intend to launch the new exchange-traded fund contemplated therein at this time. No securities have been sold in connection with the proposed offering.

If you have any questions regarding this matter, please contact the undersigned at 215-882-9983 or Michael Pellegrino, counsel to the Trust, at 856-292-8331.

/s/ Wesley R. Gray
Wesley R. Gray